Financial Statements Aurinia Pharmaceuticals Inc. YEAR END For the year ended December 31, 2013 13 Exhibit 99.19

Aurinia Pharmaceuticals Inc.

Consolidated Financial Statements

December 31, 2013 and 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and reflect and, where appropriate, management’s best estimates and judgments based on currently available information. Management has prepared the financial information presented elsewhere in the Management’s Discussion and Analysis and has ensured it is consistent with the consolidated financial statements.

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors exercises its responsibility over the consolidated financial statements and over financial reporting and internal controls principally through the Company’s Audit Committee. The Board appoints the Audit Committee and its members are outside and unrelated directors. The Audit Committee meets periodically with management, to discuss internal controls over the financial reporting process and financial reporting issues and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, in accordance with Canadian Auditing Standards on behalf of the shareholders. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

(Signed) “Stephen Zaruby Chief Executive Officer	(Signed) “Dennis Bourgeault” Chief Financial Officer

Victoria, British Columbia
March 27, 2014

March 28, 2014

Independent Auditor’s Report

To the Shareholders of

Aurinia Pharmaceuticals Inc.

(formerly Isotechnika Pharma Inc.)

We have audited the accompanying consolidated financial statements of Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc.) and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012 and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

TD Tower, 10088 102 Avenue NW, Suite 1501, Edmonton, Alberta, Canada T5J 3N5

T: +1 780 441 6700, F: +1 780 441 6776

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Aurinia Pharmaceuticals Inc. and its subsidiaries as at December 31, 2013 and 2012 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Financial Position

As at December 31, 2013 and 2012

(in thousands of Canadian dollars)

	2013 $	2012 $
Assets
Current assets
Cash and cash equivalents (note 6)	1,937	184
Accounts receivable (note 7)	113	183
Prepaid expenses and other	180	75

	2,230	442
Non-current assets
Property and equipment (note 8)	39	88
Intangible assets (note 9)	22,210	3,016
Prepaid deposit (note 23)	162	—
Investment (note 10)	—	592

Total assets	24,641	4,138

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 11)	3,087	1,573
Drug supply loan (note 12)	1,402	1,698
Contingent consideration (note 14)	1,702	—
Current portion of deferred revenue (note 13)	242	338
Finance lease liability	—	36
Current portion of deferred leasehold inducements	—	8

	6,433	3,653
Non-current liabilities
Deferred revenue (note 13)	1,185	2,593
Contingent consideration (note 14)	2,861	—

	10,479	6,246

Shareholders’ equity (deficit)
Share capital
Common shares (note 15)	220,480	203,645
Warrants (note 15)	2,326	415
Contributed surplus	10,029	9,794
Deficit	(218,673)	(215,962)

Total shareholders’ equity (deficit)	14,162	(2,108)

Total liabilities and shareholders’ equity	24,641	4,138

Commitments and contingencies (note 23)
Subsequent events (note 26)

Approved by the Board of Directors

(Signed) “Richard Glickman”	Director	(Signed) “Peter Wijngaard”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars, except per share data)

	2013 $	2012 $
Revenue (note 13)
Licensing revenue	898	4,656
Research and development revenue	111	111
Contract services	1	59
Other	—	1,300

	1,010	6,126

Expenses
Research and development – net (note 16)	2,059	5,481
Corporate and administration (note 16)	2,376	3,881
Acquisition and restructuring costs (note 16)	1,570	—
Other expense – net (note 17)	955	5,558
Amortization and impairment of intangible assets (note 9)	817	267
Amortization of property and equipment	49	580
Contract services	1	46

	7,827	15,813

Loss before income taxes	(6,817)	(9,687)
Income tax (recovery) (note 18)	(4,106)	—

Net loss for the year	(2,711)	(9,687)

Comprehensive loss for the year	(2,711)	(9,687)

Net loss per share (note 19) (expressed in $ per share)
Basic and diluted loss per common share	(0.43)	(2.73)

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Shareholders’ Equity (deficit) $
Balance – January 1, 2012	203,131	171	9,519	(206,275)	6,546
Issue of common shares and warrants	514	244	—	—	758
Stock-based compensation	—	—	275	—	275
Net loss for the year	—	—	—	(9,687)	(9,687)

Balance – December 31, 2012	203,645	415	9,794	(215,962)	(2,108)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Shareholders’ Equity (deficit) $
Balance – January 1, 2013	203,645	415	9,794	(215,962)	(2,108)
Issuance of first offering units (note 15)	410	476	—	—	886
Issuance of second offering units (note 15)	4,340	1,416	—	—	5,756
Issuance of common shares to ILJIN (note 15)	3,812	—	—	—	3,812
Issuance of Common shares and warrants on acquisition of Aurinia Pharma Corp. (note 15)	8,266	19	—	—	8,285
Stock-based compensation (note 15)	—	—	238	—	238
Exercise of stock options	7	—	(3)	—	4
Net loss for the year	—	—	—	(2,711)	(2,711)

Balance – December 31, 2013	220,480	2,326	10,029	(218,673)	14,162

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(in thousands of Canadian dollars)

	2013 $	2012 $
Cash flow provided by (used in)
Operating activities
Net loss for the year	(2,711)	(9,687)
Adjustments for:
Amortization of deferred revenue	(1,009)	(4,767)
Amortization of property and equipment	49	580
Amortization and impairment of intangible assets	817	267
Amortization of deferred lease inducements	(8)	(17)
Stock-based compensation	238	275
Deferred income tax recovery	(4,106)	—
Gain on disposal of property and equipment	(69)	(8)
Foreign exchange loss related to non-operating activities	166	33
Gain on acquisition of Aurinia Pharma Corp.	(3,675)	—
Loss on contract settlement with ILJIN	4,479	—
Loss on derivative liability	—	(96)
Loss on derivative financial asset	—	4,178

	(5,829)	(9,242)
Net change in other operating assets and liabilities (note 21)	1,013	2,729

Net cash used in operating activities	(4,816)	(6,513)

Investing activities
Cash acquired from Aurinia Pharma Corp. (note 5(b))	4	—
Proceeds on disposal of property and equipment	69	8
Purchase of property and equipment	—	(5)
Patent costs	(111)	(34)

Net cash used in investing activities	(38)	(31)

Financing activities
Proceeds from issuance of units, net	6,241	758
Proceeds from exercise of stock options	2	—
Proceeds from issuance of promissory notes	400	—
Principal payments under capital lease	(36)	(45)

Net cash generated from financing activities	6,607	713

Effect of exchange rate changes on cash and cash equivalents	—	(33)

Increase (decrease) in cash and cash equivalents	1,753	(5,864)
Cash and cash equivalents – Beginning of year	184	6,048

Cash and cash equivalents – End of year	1,937	184

The accompanying notes are an integral part of these consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

1.	Corporate information

Aurinia Pharmaceuticals Inc. (formerly Isotechnika Pharma Inc.) or the “Company” is a biopharmaceutical company with its registered office located at 5120 – 75 Street, Edmonton, Alberta T6E 6W2. The Company has its head office located at #1203-4464 Markham Street, Victoria, British Columbia which incorporates clinical, regulatory and business development functions of the Company.

On October 23, 2013, the Company changed its name from Isotechnika Pharma Inc. to Aurinia Pharmaceuticals Inc. In connection with its name change, the Company’s trading symbol on the TSX Venture Exchange was changed to “AUP”, and outstanding common shares were consolidated on a 50:1 basis. Accordingly, all share and per share references in these financial statements are on a post-conversion basis.

The Company is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular Lupus Nephritis, and for the prevention of graft rejection in solid organ transplant patients.

These consolidated financial statements include the accounts of the Company and it’s wholly owned subsidiaries, Aurinia Pharma Corp. (formerly Aurinia Pharmaceuticals Inc.), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Limited (UK incorporated). Aurinia Pharma Corp. has one wholly owned inactive subsidiary, Aurinia Holdings Corp. (Barbados), which in turn has one wholly owned inactive subsidiary Aurinia Development Corp. (Barbados).

2.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on March 27, 2014.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments recognized at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

(5)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

3.	Summary of significant accounting policies

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies. The Company has a 100% voting interest in all of its subsidiaries.

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination, are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Any contingent consideration to be transferred by the Company is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

Inter-company transactions, balances and unrealized gains on transactions between companies are eliminated. Unrealized losses are also eliminated when necessary amounts reported by subsidiaries have been adjusted to conform with the Company’s accounting policies.

Translation of foreign currencies

The monetary assets and liabilities of Canadian operations denominated in a foreign currency are translated into Canadian dollars at rates of exchange in effect at the end of the period. Revenues and expenses related to monetary assets and liabilities are translated at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the statement of operations and comprehensive income (loss).

(6)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Revenue recognition

Payments received under collaboration agreements may include upfront payments, milestone payments, contract services, royalties and license fees. Revenues for each unit of accounting are recorded as described below:

Licensing and research and development revenues

The Company is currently in a phase in which certain potential products are being further developed jointly with strategic partners. Licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

Milestone payments

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when the Company has no significant future performance obligations in connection with the milestones.

Contract services

Revenues from contract services are recognized as services are rendered, the price is fixed or determinable and collection is reasonably assured.

Royalty payments

Royalty income is recognized on the accrual basis in accordance with the substance of the relevant agreement.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Property and equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the statement of operations during the period in which they are incurred.

(7)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

The major categories of property and equipment are amortized on a straight-line basis as follows:

Leasehold improvements	Term of the lease
Scientific equipment	20%
Office equipment and furniture	20%
Computer equipment and software	33.3%

Intangible assets

External patent costs specifically associated with the preparation, filing and obtaining of patents are capitalized and amortized straight-line over the shorter of the estimated useful life and the patent life, commencing in the year of the grant of the patent. In-house and other intellectual property expenditures are recorded as research and development expenses on the statement of operations and comprehensive loss as incurred.

Purchased intellectual property rights are capitalized and amortized on a straight-line basis in the statement of operations over the patent life, which is typically 20 years. The ALMS database (see note 5(b)) is being amortized over 10 years.

Impairment of non-financial assets

Property and equipment and intangible assets with a finite useful life are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Proceeds on the issue of common share purchase warrants (warrants) are recorded as a separate component of equity. Costs incurred on the issue of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model, which incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value is included as a component of equity and is transferred from warrants to common shares on exercise.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(8)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Stock-based compensation

The Company records stock-based compensation related to employee stock options granted using the fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related services and non-market performance conditions at the vesting date. The corresponding charge is to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital.

Leases

Operating lease payments are recognized in net income (loss) on a straight-line basis over the term of the lease.

Lease inducements arising from leasehold improvement allowances form part of the total lease cost and are deferred and recognized in net income (loss) over the term of the lease on a straight line basis.

The Company leases specific computer equipment under a finance lease. Leases of equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of fair value of the leased equipment and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The equipment acquired under the finance lease is amortized over the expected useful life of the asset.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in shareholders’ equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current.

(9)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options and warrants.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.

At initial recognition, the Company classifies its financial instruments in the following categories:

i)	Financial assets and liabilities at fair value through profit or loss: a financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Derivatives are also included in this category unless they are designated as hedges. The Company has, in prior years, used derivatives in the form of foreign exchange collars to manage foreign exchange risk. The Company also had a derivative related to share purchase rights granted to ILJIN Life Science Co., Ltd. (“ILJIN”).

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are presented in the consolidated statement of operations and comprehensive loss within other income (expenses) in the period in which they arise.

ii)	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables and cash and cash equivalents, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(10)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

iii)	Available for sale financial assets: Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorized into any of the other categories described above. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently recognized at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale, when the cumulative gain or loss is transferred to the statement of operations. Interest is determined using the effective interest method, and impairment losses and translation differences on monetary items are recognized in the statement of operations. Prior to the acquisition of Aurinia Pharma Corp., the Company’s 10% investment in Aurinia Pharma Corp. was classified as available for sale (see note 10).

iv)	Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables, drug supply loan and finance lease liability. Trade payables are initially recognized at the amount required to be paid, less, when material, a discount to reduce payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. These are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

v)	Financial liabilities at fair value: Contingent consideration provided to ILJIN (see note 14) is a financial liability recorded at fair value with subsequent changes in fair value recorded in the statement of operations.

Impairment of financial assets

Financial assets carried at amortized cost

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of operations. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. For practical reasons, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

Recent changes in accounting standards

The Company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

(11)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

IFRS 10, consolidated financial statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC - 12, Consolidation-Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control. The accounting requirements for consolidation have remained largely consistent with IAS 27. The Company has assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 does not result in any change in the consolidation status of any of its subsidiaries or investees.

IFRS 13, fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as of January 1, 2013. Additional fair value disclosures have been provided as applicable in these consolidated financial statements.

IAS 1, amendment, presentation of items of other comprehensive income, the Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to identify other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. Other comprehensive income consists of fair value changes in an investment held for sale and may be subsequently reclassified to net earnings. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

Accounting standards and amendments issued but not yet adopted

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. The effective date of IFRS 9 has been deferred and is currently unknown.

(12)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

4.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change, future operating results could be affected (see also note 13).

Impairment of intangible assets

The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization, as a key indicator. In making a judgment as to whether impairment indicators exist at December 31, 2013, management concluded that there were none.

(13)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Goodwill and business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. Management makes judgments and estimates in relation to the fair value allocation of the purchase price. If any unallocated portion is positive it is recognized as goodwill and if negative, it is recognized as a gain in the Statement of Operations.

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of assets and liabilities is based, to a considerable extent, on management’s judgment. Allocation of the purchase price affects the results of the Company as finite life intangible assets are amortized, whereas indefinite life intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite life and finite life intangible assets (see also note 5(b)).

The Company’s acquisition of Aurinia Pharma Corp (see note 5(b)) has resulted in the recognition of a gain of $3,675,000. This is primarily as a result of the value allocated to the intangible property rights being reacquired from Aurinia Pharma Corp. as a result of the merger. The value of these rights was determined using a differential income approach; that is, the discounted cash flows that the Company is able to generate above and beyond what it was entitled to from the Vifor License, determined over the contract life to 2029. The determination of these cash flows is subject to significant estimates and assumptions, including:

•	The amount and timing of projected future cash flows, adjusted for the probability of technical and marketing success;

•	The amount and timing of projected costs to develop voclosporin into a commercially viable treatment for lupus nephritis;

•	The discount rate selected to measure the risks inherent in the future cash flows; and

•	An assessment of voclosporin’s life-cycle and the competitive trends impacting the drug, including consideration of any technical, legal, regulatory, or economic barriers to entry.

Management believes the fair value assigned to the reacquired rights is based on reasonable assumptions, however these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

The key assumptions used by management include the ultimate probability of successful product launch of 18%, after considering financial, clinic and regulatory risks, and a discount rate of 21%. If the probability for success were to increase to 20%, this would increase the reacquired right by approximately $2,300,000. If the probability for success were to decrease to 16%, this would decrease the reacquired right by approximately $1,300,000. If the discount rate were to increase to 22%, this would decrease the reacquired right by approximately $3,200,000. If the discount rate were to decrease to 20%, this would increase the reacquired right by approximately $3,600,000. A change in the reacquired right value would also impact the related deferred tax liability and purchase gain recorded on the date of acquisition.

(14)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Reacquired right from IJIN

The recognition of a reacquired right recognized as an intangible asset should be measured on the basis of the remaining contractual term of the related contract regardless of whether market participants should consider potential contractual renewals when measuring its fair value. Management makes judgments and estimates in relation to the fair value of the reacquired right. If the terms of the contract giving rise to a reacquired right are favourable or unfavourable relative to the terms of current market transactions for the same or similar items, the difference is recognized as a gain or loss in the Statement of Operations.

The Company’s tripartite settlement agreement with Aurinia Pharma Corp. and ILJIN Life Science Co., Ltd. (see note 5 (a)) has resulted in the recognition of a loss on contract settlement with ILJIN of $4,479,000. This is the result of a value allocated to the intangible property rights being reacquired from ILJIN Life Science Co., Ltd. as a result of the settlement. The value of these rights was determined using a differential income approach; that is, the discounted cash flows that the Company is able to generate above and beyond what it was entitled to under the original licensing agreement. The cash flows used to determine the value of these rights are derived from the same cash flows used to determine the reacquired right from Aurinia Pharma Corp. above. The determination of these cash flows is therefore subject to the same significant estimates and assumptions described above.

Management believes the fair value assigned to the reacquired rights is based on reasonable assumptions, however these assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur.

The key assumptions used by management include the ultimate probability of successful product launch of 18%, after considering financial, clinic and regulatory risks, and a discount rate of 21%. If the probability for success were to increase to 20%, this would increase the reacquired right by approximately$576,000. If the probability for success were to decrease to 16%, this would decrease the reacquired right by approximately $418,000. If the discount rate were to increase to 22%, this would decrease the reacquired right by approximately $707,000. If the discount rate were to decrease to 20%, this would increase the reacquired right by approximately $783,000.

Contingent consideration

Contingent consideration is a financial liability recorded at fair value (see note 14). The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

(15)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

The key assumptions used by management include the probability of successful for each milestone (35% - 70%) and a discount rate of 15%. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $430,000 at December 31, 2013. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $500,000 at December 31, 2013. If the discount rate were to increase to 16%, this would decrease the obligation by approximately $105,000. If the discount rate were to decrease to 14%, this would increase the obligation by approximately $110,000.

5.	Plan of Arrangement and Acquisition of Aurinia Pharma Corp.

On February 5, 2013 the Company announced that it had signed a binding term sheet (the “Term Sheet”) with Aurinia Pharma Corp. for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market. The Term Sheet set forth the main criteria to be incorporated into a definitive merger agreement under which the Company would acquire 100% of the outstanding securities of Aurinia Pharma Corp. The merger was expected to be effected by the exchange of shares in the Company for securities of Aurinia Pharma Corp. resulting in an estimated 65:35 post merger ownership split, on a warrant diluted basis, between the Company and Aurinia Pharma Corp. shareholders, respectively.

On April 3, 2013, the Company and Aurinia Pharma Corp. negotiated a tripartite settlement agreement (the “Settlement Agreement”) with ILJIN Life Science Co., Ltd. (“ILJIN”) pursuant to which, upon the successful completion of the proposed merger, the combined company would re-acquire the license previously granted to ILJIN and therefore obtain full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN would be entitled to receive certain predefined future milestone payments and would also own approximately 25% of the issued and outstanding shares of the merged company on a warrant diluted basis, which is calculated to give effect to the dilution by the exercise of warrants but excluding the exercise of stock options. On June 11, 2013, a draft arrangement agreement was prepared implementing the arrangement (the “Arrangement Agreement”), the terms of which were subsequently negotiated by the parties. The Arrangement was intended to implement the terms of the Settlement Agreement, whereby ILJIN would receive a further ownership interest in the Company in exchange for:

(i)	returning to the Company and terminating:

(a)	all of its rights, licenses and obligations under the DDLA (see Note 13b); and

(b)	all other licenses and sublicenses between ILJIN and any of the Company, Aurinia Pharma Corp. or Vifor (International) AG (“Vifor”); and

(ii)	suspending all of its current or contemplated legal or financial claims against the Company, Aurinia Pharma Corp. or Vifor.

Upon closing of the plan of arrangement on September 20, 2013 the Company issued common shares to ILJIN. In addition ILJIN is entitled to receive certain predefined future success based clinical and marketing milestone payments in the aggregate amount of up to US$10,000,000, plus up to US$1,600,000 upon the merged company reaching certain financing milestones (see note 14).

(16)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

The Company also acquired all of the issued and outstanding common shares of Aurinia Pharma Corp. at a ratio of approximately 19.83 Common Shares for each Aurinia Pharma Corp. share held by an Aurinia Pharma Corp. shareholder.

a)	Settlement with ILJIN

The estimated fair value of the contract settlement with ILJIN at September 20, 2013 was $8,879,000 and has been determined to represent reacquired license rights in the amount of $4,400,000 and a loss on contract settlement of $4,479,000. Consideration paid or payable to ILJIN is as follows: the Company’s 10% interest in Aurinia Pharma Corp. of $670,000, $3,812,000 in common shares (by issuance of 1,694,000 common shares at a deemed price of $2.25 per share), $1,645,000 in financial milestones payable and $2,752,000 in clinical and sales milestones payable based on the estimated fair value of the pre-defined future milestone payments.

b)	Acquisition of Aurinia Pharma Corp.

The Company determined that the transaction with Aurinia Pharma Corp. represented a business combination with the Company identified as the acquirer. The Company began consolidation of the operating results, cash flows and net assets of Aurinia Pharma Corp. on September 20, 2013. Had the Company consolidated the results of Aurinia Pharma Corp. from January 1, 2013, the revenue and net income of the Company would have been $1,010,000 and $2,902,000, respectively.

The table below presents the allocation of the purchase price to the assets and liabilities acquired, as well as the settlement of pre-existing balances between the parties to the Arrangement Agreement prior to acquisition.

	Carrying value $	Settle Pre- existing items $	Fair value adjustments $	Fair value of acquisition $
Cash	4	—	—	4
Prepaid expenses and deposits	123	—	—	123
Inventory	80	—	—	80

	207	—	—	207
Intangibles	2,448	(577)	13,629	15,500

	2,655	(577)	13,629	15,707

Accounts payable	185	(49)	—	136
Note payable	528	(528)	—	—
Deferred income taxes	—	—	4,106	4,106

	713	(577)	4,106	4,242

Net assets acquired	1,942	—	9,523	11,465

(17)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Consideration provided by the Company for the acquisition of Aurinia Pharma Corp. was 3,682,000 common shares of the Company with a fair value of $8,285,000, less $495,000 of deferred revenue that was effectively settled as a result of the business combination. The fair value of the shares issued was determined by the trading price on September 20, 2013. The $3,675,000 difference between the fair value of net consideration of $7,790,000 and the fair value of net assets acquired of $11,465,000, is recorded as a gain in other income. Acquisition costs of $259,000 have been expensed (note 16).

The fair value of the reacquired rights and intellectual know-how, including the Aspreva Lupus Management Study (ALMS) database, was determined to be $15,500,000. The fair value was determined using a differential income approach, as described more fully in note 4 – Goodwill and business combinations. Management attributes the gain recognized on the purchase to the fact that the consideration provided was determined by the trading price of the Company’s shares on the measurement date, and that the share price would not have fully reflected the value of the transaction.

6.	Cash and cash equivalents

	2013 $	2012 $
Cash at bank and on hand	1,437	184
Short-term bank deposit	500	—

	1,937	184

The interest rate on the short-term bank deposit at December 31, 2013 was 1.00%.

7.	Accounts receivable

	2013 $	2012 $
Trade receivables	51	29
Accrued receivables	34	1
Research tax credits recoverable	17	135
Sales tax recoverable	11	18

	113	183

(18)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

8.	Property and equipment

	Leasehold Improvements $	Scientific Equipment $	Office Equipment, Furniture and Other $	Computer Equipment and Software $	Total $
Year ended December 31, 2012
At January 1, 2011	532	25	4	102	663
Additions	—	3	—	2	5
Amortization	(527)	(13)	(3)	(37)	(580)

At December 31, 2012	5	15	1	67	88

At December 31, 2012
Cost	6,007	3,671	526	697	10,901
Accumulated amortization	(6,002)	(3,656)	(525)	(630)	(10,813)

Net book value	5	15	1	67	88

Year ended December 31, 2013
At January 1, 2013	5	15	1	67	88
Disposals	—	—	—	—	—
Amortization	(5)	(7)	(1)	(36)	(49)

Net book value	—	8	—	31	39

At December 31, 2013
Cost	2,587	1,357	498	667	5,109
Accumulated amortization	(2,587)	(1,349)	(498)	(636)	(5,070)

Net book value	—	8	—	31	39

Computer software is used in conjunction with the computer equipment. For the year ended December 31, 2013, the Company disposed of fully depreciated equipment for proceeds of $69,000, resulting in a gain of $69,000.

(19)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

9.	Intangible assets

	Patents $	Purchased intellectual property and reacquired rights $	Total $
Year ended December 31, 2012
Opening net book value	2,003	1,246	3,249
Additions	34	—	34
Amortization for the year	(154)	(113)	(267)

Closing net book value	1,883	1,133	3,016

Year ended December 31, 2013
Opening net book value	1,883	1,133	3,016
Additions	111	—	111
Fair value of re-acquired rights from ILJIN (note 5(a))	—	4,400	4,400
Fair value of intangible assets acquired from Aurinia Pharma Corp. (note 5(b))	—	15,500	15,500
Amortization for the year	(163)	(442)	(605)
Impairment of patents	(212)	—	(212)

Closing net book value	1,619	20,591	22,210

As a result of the Arrangement Agreement as described in note 5, the Company recognized re-acquired rights from ILJIN and Aurinia Pharma Corp. in the total amount of $19,900,000. The re-acquired rights represent the value of discounted cash flows expected to arise from the return of the licenses granted under the ILJIN DDLA (note 13(b)) and the Vifor License and ILJIN License Back (note 13).

On February 14, 2014 the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Inc. (“Ciclofilin”) whereby it divested its early stage research and development NICAMS asset, consisting of intellectual property, including patent applications and know-how to Ciclofilin. Consideration will consist of future contingent milestones and a royalty. Due to the early stage of development of this technology and the contingent nature of the consideration to be received by the Company, the Company recognized an impairment against the entire capitalized cost of the NICAMs patent portfolio ($212,000) at December 31, 2013.

(20)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

10.	Investment

	2013 $	2012 $
Opening fair value	592	—
Shares received from Aurinia Phara Corp. (note 13(a))	—	592
Change in fair value to date of disposal (note 17)	78	—
Shares provided to ILJIN (note 5(a))	(670)	—

Closing fair value	—	592

The Company’s investment in Aurinia Pharma Corp. was carried at fair value, with changes in fair value recognized in other comprehensive income (“OCI”). Since Aurinia Pharma Corp.’s shares did not trade in a public market, the Company used a form of comparable company valuation approach to determine fair value, categorized as level 3 in the fair value hierarchy. Due to the unique nature of Aurinia Pharma Corp’s primary assets, being its license agreement with the Company and its intellectual property related to lupus nephrology research, management does not believe there are any comparable companies that trade publicly for which an indicative value could be obtained. As a result, it compared the value of Aurinia Pharma Corp. to the value of the Company based on the planned merger of the entities and the relative valuation formula agreed to by the parties and approved by the shareholders. Without providing for any adjustments for lack of liquidity or non-controlling interests, this approach resulted in a fair value of the investment of $670,210 at September 20, 2013. Pursuant to the plan of arrangement as described in note 5 the Company transferred its ownership interest in Aurinia Pharma Corp. to ILJIN. The Company recorded a gain of $78,000 on the statement of operations upon disposal of this investment.

11.	Accounts payable and accrued liabilities

	2013 $	2012 $
Trade payables	1,176	1,159
Accrued severance costs (note 16)	815	—
Accrued wages, vacation pay and director fees	596	152
Payroll taxes payable	38	17
Other accrued liabilities	462	245

	3,087	1,573

(21)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

12.	Drug supply loan

On January 31, 2012, the Company entered into an agreement with Paladin Labs Inc. (“Paladin”) which set forth different payment and delivery terms of manufactured API for previously ordered batches of API pursuant to the terms of the Company’s Supply Agreement with Paladin. The obligation for the API was split into three separate payments with the first payment due the later of April 30, 2012 or within five business days of the Company receiving a certificate of analysis from the API manufacturer. On April 5, 2012, the risks and rewards relating to the API were transferred to the Company, and the Company paid the first installment of $849,000. The unpaid balance was reflected as drug supply payable.

Pursuant to a letter agreement as amended on August 8, 2013, Paladin agreed to accept repayment terms on the unpaid portion of the drug supply payable, subject to certain conditions, including that on or before September 30, 2013 the Company obtain financing in the sum of not less than $3,000,000 and complete the merger with Aurinia Pharma Corp. which the Company met. As a result the Company on September 20, 2013 reclassified the unpaid balance as a drug supply loan.

The terms of repayment were as follows:

(i)	The Company is to pay Paladin $100,000 per month, commencing 15 days after the successful completion of the Company raising a minimum of $3,000,000 in financing which occurred on September 20, 2013;

(ii)	Any outstanding balance was due on or before December 31, 2014;

(iii)	Interest on the outstanding balance was at a rate of 10%, compounded monthly for the first 12 months, commencing upon first payment, and then payable at a rate of 18%, compounded monthly after the first 12 months. The Company had the right to prepay the balance owing on the outstanding balances, plus accrued interest to the date of prepayment, at any time without penalty.

Subsequent to the year end, the Company repaid the outstanding balance of the loan.

(22)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

13.	Revenue and deferred revenue

	(a) Aurinia	(b) ILJIN	(c) 3SBio	(d) Lux	(e) Paladin	Total
	$	$	$	$	$	$
At January 1, 2012	—	4,402	1,413	792	499	7,106
Deferred licensing fee received	592	—	—	—	—	592
R&D revenues recognized	—	—	—	—	(111)	(111)
Licensing revenue recognized	(62)	(4,402)	(132)	(60)	—	(4,656)

At December 31, 2012	530	—	1,281	732	388	2,931
Current portion – December 31, 2012	(35)	—	(131)	(61)	(111)	(338)

Long-term portion – December 31, 2012	495	—	1,150	671	277	2,593

At January 1, 2013	530	—	1,281	732	388	2,931
R&D revenues recognized	—	—	—	—	(111)	(111)
Licensing revenue recognized	(35)	—	(131)	(732)	—	(898)
Settle deferred revenue on acquisition (note 5(b))	(495)	—	—	—	—	(495)

At December 31, 2013	—	—	1,150	—	277	1,427
Current portion – December 31, 2013	—	—	(131)	—	(111)	(242)

Long-term portion – December 31, 2013	—	—	1,019	—	166	1,185

Revenue is composed of:

	2013 $	2012 $
Licensing revenue
Aurinia Pharma Corp.	35	62
3SBio	131	132
Lux	732	60
ILJIN	—	4,402

	898	4,656
Research and development revenue
Paladin	111	111
Contract services	1	59
Other	—	1,300

	1,010	6,126

(23)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

(a)	Licensing and Collaboration Agreement with Aurinia Pharma Corp.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharma Corp.

In order for these rights to be licensed to Vifor, ILJIN had provided a License Back of certain rights especially for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA, in return for certain milestones and royalties to be paid by Vifor.

On December 10, 2012, pursuant to the LCA, the Company received as a milestone payment, an investment in Aurinia Pharma Corp. Aurinia Pharma Corp. issued the Company a share certificate representing 10% of the common shares of Aurinia Pharma Corp. Aurinia Pharma Corp. had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia Pharma Corp. approximated $592,000 and therefore recorded the value of the investment in Aurinia Pharma Corp. shares at $592,000 (see note 10). The Company had recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceeded a certain amount. Until September 20, 2013 deferred revenue was being amortized into licensing revenue as the Company incurred the costs related to meeting its obligations under the LCA. Effective with the acquisition of Aurinia Pharma Corp. (as described in note 5), to the deferred revenue of $495,000 at September 20, 2013 was an adjustment to the purchase consideration.

(b)	Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

(24)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Pursuant to the DDLA, the Company was to receive a total license fee of US$5,000,000. In addition, ILJIN was to purchase 90,700,000 common shares (pre-conversion) of the Company for gross proceeds of US$19,875,000 in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

The Company received $4,505,000 (US$4,500,000) of the license fee and the first private placement tranche of $2,377,000 (US$2,375,000) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares (pre-conversion) at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares (pre-conversion) of the Company issued from treasury for an aggregate subscription price of US$8,500,000. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares (pre-conversion) of the Company issued from treasury for an aggregate subscription price of US$9,000,000.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4,402,000 was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to the Company’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012.

In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still existed. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision. Since the DDLA was not considered to have been terminated, the Company assessed whether it had an onerous contract under the provisions guidance of IAS 37, and concluded that no provision was required.

In January of 2013, ILJIN formally notified the Company and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration.

On September 20, 2013, the Company, ILJIN and Aurinia Pharma Corp. completed a plan of arrangement whereby the DDLA was terminated as more fully described in note 5.

(25)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

(c)	Development, Distribution and License Agreement with 3SBio, Inc.

On August 23, 2010, the Company and 3SBio, Inc. (“3SBio”) completed a Development, Distribution and License Agreement for voclosporin for the territories of China, Hong Kong and Taiwan. The transaction with 3SBio included a non-refundable licensing fee of $1,578,000 (US$1,500,000) which was originally recorded as deferred revenue.

Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Management believes it had fulfilled these obligations by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. For accounting purposes, when services are to be performed by an indeterminate number of acts over a specific period of time, revenue is recognized on a straight-line basis over this future period. As a result, the balance in deferred revenue is being amortized into licensing revenue on a straight-line basis to 2022.

(d)	Development, Distribution and License Agreement with Lux Biosciences, Inc.

Upon signing a Distribution and License Agreement (“DDLA”) with Lux Biosciences, Inc. (“Lux”) in 2006, Isotechnika Inc. received an upfront payment of $3,320,000 (US$3,000,000) which was recorded as deferred revenue. The balance of deferred revenue remaining at January 1, 2011 was being recorded as revenue on a straight line basis as the Company incurred costs related to meeting its remaining obligation of maintaining the patent portfolio. In late December, 2012 the Company received notice from Lux that its Phase 3 clinical trial using voclosporin for the treatment of non-infectious uveitis did not meet its primary endpoint. In December, 2013 the Company received notice from Lux, that it would be ceasing operations and returning the license to the Company. As a result, at December 31, 2013 the Company determined it had no further obligations pursuant to the DDLA and recorded the remaining balance of deferred revenue associated with the Lux DDLA as licensing revenue in the statement of operations and comprehensive loss. The Company and Lux signed the Termination, Assignment and Assumption Agreement on February 27, 2014.

(e)	Plan of Arrangement with Paladin Labs Inc.

Research and development revenues represent the amortization of the deferred monthly research and development fee payments received by the Company from Paladin for the period July 1, 2009 to June 30, 2010, pursuant to the terms of the Research and Development Agreement. Under the agreement, the primary substantive obligations of the Company had been achieved by the Company by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in Canada, South Africa and Israel and to provide further support and cooperation to Paladin over the life of the agreement. As a result, the balance in deferred revenue at January 1, 2011 is being amortized into research and development revenue on a straight-line basis over the remaining life of the agreement, which ends in June 2016.

(26)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

(f)	Other revenue

In January, 2012 the Company satisfied an outstanding condition pursuant to an agreement with Lux for the sale of API such that $1,323,000 (US$1,300,000) was due and payable in two installments of $661,000 (US$650,000) each on July 29, 2012 and July 29, 2013, respectively. The Company recorded the sale of API in the amount of $1,300,000 (US$1,300,000) as other income in the first quarter ended March 31, 2012. The Company, in a previous year, had recorded the cost of this API as a research and development expense.

As the timing and collectability of the amount was previously uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial the Company recorded a provision for doubtful collection of $1,310,000 for the year ended December 31, 2012. As a result of Lux ceasing operations and not having sufficient funds to repay this amount, the Company wrote off this receivable as uncollectible in 2013.

14.	Contingent consideration

As described in note 5(a)) the Company has recorded the fair value of contingent consideration payable to ILJIN resulting from the Arrangement Agreement.

There are two categories of contingent consideration. The first is a financing milestone of US$1,600,000 payable upon the Company completing a financing of up to US$10,000,000. This was completed subsequent to year-end (see note 26) and the milestone payment has been made, accordingly this portion of the contingent consideration was classified as a current liability at its full amount of $1,702,000 at December 31, 2013.

The second category of contingent consideration relates to payments of up to US$10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones. If all milestones are met, the timing of these payments is expected to occur as follows:

2016	US$	2,000
2017		2,000
2018		—
2019		4,000
2020	US$	2,000

The fair value of this portion of contingent consideration was estimated to be $2,861,000 and was determined by applying the income approach. The fair value estimates are based on a discount rate of 15% and an assumed probability-adjusted payment range between 35% and 70%. This is a level 3 recurring fair value measurement.

As of 31 December 2013, there was an increase in foreign exchange loss of $61,000 recognized in the income statement for the contingent consideration arrangement, as the assumed probability adjusted payments were recalculated to reflect updated assumptions for the US dollar conversion rates.

(27)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

15.	Share Capital

(a)	Share consolidation

On October 23, 2013, the Company consolidated its common shares, warrants and stock options on a 50:1 basis. All of the common shares, warrant and stock options numbers below have been retroactively restated to reflect the 50:1 consolidation.

(b)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common shares
Issued	#	$
	(in thousands)
Balance at January 1, 2012	3,478	203,131
Issued pursuant to October, 2012 Private Placement	379	514

Balance at December 31, 2012	3,857	203,645

Balance at January 1, 2013	3,857	203,645
Issued pursuant to June 26, 2013 Private Placement	453	410
Issued to ILJIN pursuant to plan of arrangement (note 5(a))	1,694	3,812
Issued on acquisition of Aurinia Pharma Corp. (note 5(b))	3,682	8,266
Issued pursuant to September 20, 2013 Private Placement	2,687	4,340
Issued pursuant to exercise of stock options	2	7

Balance at December 31, 2013	12,375	220,480

On September 20, 2013, the Company closed a Second Unit Offering private placement, raising gross proceeds of $6,000,000 by the issuance of 2,687,000 units at a price of $2.25 per unit. Each unit consisted of one common share and one half of a whole non-transferable Second Offering warrant. Each whole Second Unit warrant is exercisable at $2.50 for a period of three years from the closing date. The fair value attributed to the warrants using the Black-Scholes option pricing model was $1,285,000.

The Company paid a cash commission of $230,000, issued 20,000 Second Offering units at a deemed value of $2.25 per share and 102,067 broker warrants to the agents. The broker warrants are exercisable at a price of $2.25 and will expire three years from the closing date. The Company recorded share based compensation of $45,000 and $130,000 to the broker units and broker warrants respectively as share issue costs.

(28)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

On June 26, 2013, the Company closed a First Unit Offering private placement, raising gross proceeds of $1,019,500 by the issuance of 453,000 units at a price of $2.25 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $2.50 for a period of five years from the closing date. The issue of the warrants was subject to shareholder approval which was received at the August 15, 2013 Special and Annual Shareholder meeting. No fair value was attributed to the warrants until shareholder approval was received. Upon shareholder approval, the Company recorded an adjustment to attribute $443,000 as the fair value of these warrants. The Company paid a 7% cash commission on $619,500 of the private placement and issued 19,273 broker warrants. The broker warrants are exercisable at a price of $2.25 and will expire five years from the closing date. Related to this the Company recorded share based compensation of $33,000 as a share issue cost and a fair value adjustment to warrants. In addition the Company incurred legal and other advisory fees of $90,000 to complete the private placement.

In order to help fund its operations in the first half of 2013, the Company received loans in April, 2013 from Dr. Richard Glickman, who was a major Aurinia Pharma Corp. shareholder, and ILJIN consisting of the issuance of zero-coupon promissory notes in the principal amount of $200,000 each for a total of $400,000. Dr. Glickman and ILJIN subscribed for Units in the June 26, 2013 private placement in the amount of $200,000 each and the promissory notes were cancelled.

In October of 2012, pursuant to a non-brokered private placement comprised of two tranches, the Company raised proceeds of $758,000 by the issuance of 379,000 units at a price of $2.50 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $2.50 for a period of two years from the closing dates. No commissions or finder’s fees were paid. The fair value attributed to the warrants was $244,000 with $514,000 attributed to the common shares issued.

(c)	Warrants

	Warrants
Issued	#	$
	(in thousands)
Balance at January 1, 2012	8	171
Issued pursuant to October, 2012 Private Placement	379	244

Balance at December 31, 2012	387	415

Balance at January 1, 2013	387	415
Issued pursuant to June 26, 2013 Private Placement	472	476
Issued on acquisition of Aurinia Pharma Corp. (note 5)	14	19
Issued pursuant to September 20, 2013 Private Placement	1,445	1,416

Balance at December 31, 2013	2,318	2,326

The warrants issued on acquisition of Aurinia Pharma Corp. are exercisable at $2.00 per share until December 31, 2018.

(29)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

On October 17, 2012, pursuant to close of the first tranche of a private placement, the Company issued 303,500 warrants to purchase common shares at a price of $2.50 per common share. On October 30, 2012, pursuant to the close of the second tranche of the private placement, the Company issued 75,500 warrants to purchase common shares at a price of $2.50 per common share. The warrants have a term of two years from the date of issuance. The fair value attributed to the warrants using the Black-Scholes option pricing model was $244,000.

On June 18, 2008, pursuant to a debt financing, the Company issued 8,028 warrants to purchase common shares at a price of $50.00 per common share. The warrants have a term of seven years. The fair value attributed to the warrants using the Black-Scholes option pricing model was $171,000.

The Company uses the Black-Scholes warrant pricing model to estimate the fair value of the warrants. The following weighted average assumptions were used to estimate the fair value of the warrants granted during the years ended December 31, 2013 and December 31, 2012:

	2013	2012
Annualized volatility	92.9%	70.7%
Risk-free interest rate	1.5%	1.13%
Expected life of warrants in years	3.5 years	2 years
Dividend rate	0.0%	0.0%
Exercise price	$2.50	$2.50
Market price on date of grant	$2.25	$2.00
Fair value per common share warrant	$1.50	$0.64

Expiry date:	Number (in 000’s) #	Weighted average exercise price $
October 17 and 31, 2014	379	2.50
June 18 , 2015	8	50.00
September 20, 2016	1,445	2.50
June 26, 2018	472	2.50
December 31, 2018	14	2.00

	2,318	2.50

(d)	Stock options and compensation expense

The maximum number of common shares issuable under the 2012 Option Plan is equal to 10% of the issued and outstanding common shares at the time the common shares are reserved for issuance. As at December 31, 2013 there were 12,375,000 common shares of the Company issued and outstanding, resulting in a maximum of 1,237,000 options available for issuance under the 2012 Stock Option Plan. At December 31, 2013 an aggregate total of 276,000 options were outstanding, representing 2.23% of the issued and outstanding common shares of the Company.

(30)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plans are accounted for as equity-settled share-based payments.

A summary of the status of the Company’s stock option plans as of December 31, 2013 and 2012 and changes during the years ended on those dates is presented below:

	2013		2012
	#	Weighted average exercise price $	#	Weighted average exercise price $
Outstanding – Beginning of year	321	5.50	188	9.50
Granted	—	—	178	3.50
Exercised	(2)	2.50	—	—
Expired	(7)	15.75	(16)	31.50
Cancelled and forfeited	(36)	5.99	(29)	7.50

Outstanding – End of year	276	5.04	321	5.50

Options exercisable – End of year	244	4.76	175	6.00

For the year ended December 31, 2013, the Company granted no stock options. In 2012 the Company granted 178,000 stock options to the executives, directors and employees of the Company at a weighted average price of $3.50 per share.

The Company uses the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the years ended December 31, 2013 and 2012:

	2013	2012
Annualized volatility	—	97.6%
Risk-free interest rate	—	1.26%
Expected life of options in years	—	4.52 years
Estimated forfeiture rate	—	7.76%
Dividend rate	—	0.0%
Exercise price	—	$3.50
Market price on date of grant	—	$3.50
Fair value per common share option	—	$2.50

(31)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Application of the fair value method resulted in a charge to stock-based compensation expense of $238,000 (2012 – $275,000) with corresponding credits to contributed surplus. For the year ended December 31, 2013, stock compensation expense has been allocated to research and development expense in the amount of $100,000 (2012 – $104,000) and corporate administration expense in the amount of $138,000 (2012 – $171,000).

The following table summarizes information on stock options outstanding at December 31, 2013:

Options outstanding			Options exercisable
Range of Exercise prices $	Number outstanding #	Weighted average remaining contractual life (years)	Number outstanding #
	(in thousands)		(in thousands)
2.50	3	8.63	3
3.50	155	7.54	155
6.50	2	3.12	2
7.00	81	2.59	62
7.50	35	0.47	21

	276	5.18	243

16.	Nature of expenses

	2013 $	2012 $
Research and development, net, composed of
Drug supply	388	3,080
Wages and employee benefits	884	1,546
Study contracts, consulting and other outside services	189	(14)
Rent, utilities and other facility costs	333	495
Stock compensation expense	100	104
Patent annuity and legal fees	317	318
Insurance	5	39
Other	33	107

	2,249	5,675
Less: Government assistance(1)	(190)	(194)

Net research and development expenses	2,059	5,481

(32)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

(1)	The Company has signed contribution agreements with National Research Council Canada (“NRC”) whereby the NRC has provided government assistance in the form of Industrial Research Assistance Program (“IRAP”) grants to cover specific salaries and contractor fees related to the development of the Company’s non-immunosuppressive cyclosporine analogue molecules (“NICAMs”) program. The Company recorded funding of $170,000 for the year ended December 31, 2013 (2012 – $58,000) which has been recognized as a reduction of research and development expenses. In addition, the Company has recognized Alberta refundable research and development tax credits for the year ended December 31, 2013 in the amount of $20,000 (2012 – $136,000).

	2013 $	2012 $
Corporate and administration composed of
Wages and benefits	1,076	957
Directors fees	196	177
Professional and consulting fees and services	403	1,871
Travel and promotion	129	284
Stock compensation expense	138	171
Trustee fees, filing fees and other public company costs	137	110
Rent, utilities and other facility costs	172	59
Insurance	38	64
Office, data processing, telecommunications and other	87	188

General and administration expenses	2,376	3,881

	2013 $	2012 $
Acquisition and restructuring costs composed of
Acquisition costs, including legal and filing fees	259	—
Restructuring costs composed of severance costs	1,311	—

	1,570	—

As a result of the restructuring and rebranding of the Company following the Plan of Arrangement, the Company eliminated certain positions and recorded a severance provision in 2013. At December 31, 2013, $815,000 of this provision remained outstanding (note 11). Subsequent to the year end, the remaining balance of accrued severance costs was paid.

(33)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

17.	Other expense (income), net

	2013 $	2012 $
Finance income
Interest income on short-term bank deposits	(3)	(7)

Finance costs
Interest on drug supply loan	106	51
Interest on finance lease	1	5
Debt finance fee	—	45

	107	101

Financial assets at fair value through profit or loss
Loss on derivative financial asset (see below)	—	4,178

Other
Loss on contract settlement with ILJIN (note 5(a))	4,479	—
Gain on acquisition of Aurinia Pharma Corp. (note 5(b))	(3,675)	—
Realized gain on disposal of investment in Aurinia Pharma Corp. (note 10(a))	(78)	—
Foreign exchange loss (gain)	194	(16)
Gain on disposal of equipment	(69)	(8)
Provision for doubtful collection of receivable from Lux (note 12(f))	—	1,310

	851	1,286

	955	5,558

Fair value of financial derivative asset

Pursuant to the Development, Distribution & Licensing Agreement (“DDLA”) with ILJIN, ILJIN was entitled to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of operations and comprehensive loss as they arise. At December 31, 2011 the Company recorded a financial asset at the fair value of $4,178,000 and recorded a non-cash gain in other income. Management had estimated the fair value of the derivative asset at December 31, 2011 considering all factors that would impact the fair value. The Company used a 50% probability weighting factor as at December 31, 2011 as to the whether ILJIN would make the payment as required on or before January 28, 2012 and as result recorded a fair value change of $4,178,000 as a non-cash gain on derivative financial asset in 2011.

(34)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

ILJIN did not make the required payment, resulting in a dispute that led to arbitration. The Company, Aurinia and ILJIN, entered into a definitive tripartite agreement as more fully described in note 5. As a result, the fair value of the financial derivative asset was assessed to be $nil at December 31, 2012 and accordingly the Company recorded a loss on financial derivative asset of $4,178,000 in other expense (income) in the statement of operations and comprehensive loss for the year ended December 31, 2012.

18.	Income taxes

At December 31, 2013, the Company has available Canadian non-capital losses in the amount of $28,693,000 (2012 - $21,035,000) to reduce Canadian taxable income in future years. The Company has unclaimed investment tax credits of $784,000 (2012 – $754,000) available to reduce future Canadian income taxes otherwise payable.

The Company has available US net operating losses in the amount of $112,000 (2012 - $nil) to reduce US taxable income in future years.

The losses and credits will expire as follows:

	Net operating losses carried forward $	Non-capital losses carried forward $	Federal investment tax credits $
2014	—	57	—
2015	—	733	—
2029	—	4,559	42
2030	—	3,240	69
2031	—	2,459	388
2032	—	9,998	255
2033	112	7,647	30

At December 31, 2013 and December 31, 2012, temporary differences for which no deferred tax asset was recognized were as follows:

	2013 $	2012 $
Deferred tax assets (liabilities)
Loss carry forwards	7,540	5,258
Share issue costs	166	40
Deferred revenue	371	733
Property and equipment	(76)	95
Intangible assets	(2,502)	1,331
Other	(3)	17

	5,496	7,474
Potential tax assets not recognized	(5,496)	(7,474)

Net deferred tax assets	—	—

(35)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the statement of financial position.

The difference between the expected income tax recovery based on a 25.0% (2012 – 25.0%) Canadian statutory tax rate and the actual income tax recovery is summarized as follows:

	2013 $	2012 $
Expected recovery at the statutory rate	(1,704)	(2,422)
Non-deductible expenses including stock compensation	59	67
Non-deductible portion of capital gain	(18)	520
Unrecognized deductible temporary differences	(2,076)	1,835
Impact of substantively enacted rates	(367)	—

Total income tax recovery	(4,106)	—

19.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the year ended December 31, 2013 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the years ended December 31, 2013 and December 31, 2012 because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2013 $	2012 $
Net loss for the year	(2,711)	(9,687)

	#	#
	In thousands	In thousands
Weighted average common shares outstanding	6,344	3,552

	$	$
Net loss per common share (expressed in $ per share)	(0.43)	(2.73)

(36)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2013 #	2012 #
	In thousands	In thousands
Stock options	276	321
Warrants	2,318	387
Share purchase rights to ILJIN	—	1,584

	2,594	2,292

20.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic information reflects revenue based on customer location.

Geographic information

	2013 $	2012 $
Revenue
Canada	147	221
United States	732	1,361
China	131	142
Korea	—	4,402

	1,010	6,126

(37)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

21.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	2013 $	2012 $
Accounts receivable	70	102
Prepaid expenses and other	(105)	124
Prepaid rent deposit	(162)	—
Accounts payable and accrued liabilities	1,506	805
Drug supply loan	(296)	1,698

	1,013	2,729

22.	Related parties

Compensation of key management

Key management includes Directors and Officers of the Company.

Compensation awarded to key management was composed of the following:

	2013 $	2012 $
Salaries and short-term employee benefits	1,346	1,034
Severance accrued or paid	1,264	—
Director fees accrued or paid	198	177
Stock-based compensation	130	211

	2,938	1,422

As a result of the Arrangement Agreement as described in note 5(a), ILJIN has significant influence over the Company effective September 20, 2013. Apart from transactions and balances with ILJIN described elsewhere in these consolidated financial statements, there have been no other transactions with ILJIN since September 20, 2013.

(38)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

23.	Commitments and contingencies

On October 1, 2013, the Company significantly reduced its leased premises costs by entering into a three year sublease with the new head lessee for approximately 9,000 square feet while vacating 16,318 square feet it had previously been leasing. The Sublease is $22,000 monthly and includes base rent, utilities and operating costs. In turn, the Company subleases out, on a month-to-month basis, a portion of the 9,000 square feet, and receives rental proceeds of approximately $10,000 per month. The Company provided a deposit of $162,000 to the head lessee which covers the last 7.4 months rent on the sublease.

The Company continues to lease two adjoining office bays from the landlord on month-to-month basis at $10,000 per month as it transitions its operations to Victoria, British Columbia.

The Company has entered into contractual obligations for services and materials required for the Phase IIb clinical trial.

Future minimum lease payments for its premises and other purchase obligations are as follows:

	Operating lease $	Purchase obligations $
2014	283	405
2015	263	60
2016	197	33
2017	—	11
2018	—	11

	743	520

The Company sub-leased certain laboratory and office space in its premises and received sublease payments of $142,000 for the year ended December 31, 2013 which has been netted against gross rent expense of $422,000.

Contingencies

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

(39)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

24.	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings and private placements of common shares (see subsequent event note 26). The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

25.	Financial instruments and fair values

As explained in Note 3, financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the statement of operations or comprehensive loss. Those categories are fair value through profit or loss; loans and receivables; and, for most liabilities, amortized cost.

In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop its own assumptions.

(40)

Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, drug supply payable, financing milestones payable to ILJIN (note 14), and finance lease liability, approximate their fair value because of the relatively short period to maturity of the instruments. Information on the fair value of long-term contingent consideration is included in note 14 and information on the fair value of investments is included in note 10.

Derivative financial assets and liabilities are stated at estimated fair value.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed in note 24. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash equivalents in bankers’ acceptances and/or guaranteed investments certificates with 30 to 90 day maturities to ensure the Company’s liquidity needs are met. See Subsequent Event note 26 for the financing completed by the Company subsequent to the year end.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt.

All of the Company’s financial liabilities are due within one year except for part of the Contingent Consideration as described in note 14.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and cash equivalents are comprised of highly liquid investments that earn interest at market rates. Accounts receivable, accounts payable and accrued liabilities bear no interest. The drug supply loan bears interest at 10%. Subsequent to year end this loan was repaid.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Company’s policy limits the investing of excess funds to liquid guaranteed investment certificates and bankers acceptances. The Company’s exposure to interest rate risk at December 31, 2013 is considered minimal.

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Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies, primarily with the United States dollar, will affect the Company’s operating and financial results.

The following table presents the Company’s exposure to the US dollar:

	2013 $	2012 $
Cash and cash equivalents	4	52
Accounts receivable	1	13
Accounts payable and accrued liabilities	(422)	(332)
Contingent consideration	(4,563)	—

Net exposure	(4,980)	(267)

	Reporting date rate
	2013 $	2012 $
$US – $CA	1.064	0.995

Based on the Company’s foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the Canadian dollar would have decreased the net loss by $497,000 (2012 – $27,000) assuming that all other variables remained constant. An assumed 10 percent weakening of the Canadian dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally to cash and cash equivalents. The Company’s cash and cash equivalents were held at a major Canadian Bank. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likehood of these exposures resulting in actual loss.

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Aurinia Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

(expressed in Canadian dollars, tabular amounts in thousands)

26.	Subsequent events

a)	Private Placement Financing

On February 14, 2014, the Company completed a US$52,000,000 (C$57,477,000) private placement (the “Offering”). The Company intends to use the net proceeds from the Offering to advance the clinical and nonclinical development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis, and for general corporate purposes.

Under the terms of the Offering, the Company issued 18,919,404 units (the “Units”) at a subscription price per Unit of US$2.7485 (C$3.038), each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of US$3.2204 (C$3.56). In addition, in the event that the Company does not reduce the size of its Board of Directors to seven directors within 90 days following closing, an additional 0.1 Warrants will be issued for each Unit purchased by a subscriber for every additional 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6,621,791 additional Warrants. If the Company does not obtain approval to list its common shares on NASDAQ within 12 months following the closing, the Company has agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90 day period delay, up to a maximum of 0.35 Warrants per Unit. This represents a maximum of 6,621,791 additional Warrants. All securities issued in connection with the Offering will be subject to a four month hold period from the date of issuance in accordance with applicable securities law, which expires on June 15, 2014 for the securities issued at closing.

The placement agents were paid a 7.5% cash commission on subscriptions excluding those from existing shareholders for a total commission of $3,863,000.

b)	Stock Option Grant

On February 18, 2014, the Company granted 1,192,200 stock options to certain directors and officers of the Company at a price of $3.50 per common share. The options are exercisable for a term of ten years.

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